Exhibit 99.1

Vermilion Provides Update on Communications from Libyan Authorities to Verenex

CALGARY, Alberta--(BUSINESS WIRE)--June 22, 2009--Vermilion Energy Trust ("Vermilion" or the "Trust") (VET.UN – TSX) announces the status of discussions between Verenex Energy Inc. ("Verenex") (VNX – TSX), of which Vermilion holds 18,760,540 common shares of Verenex (the "Verenex Shares") representing a 42.4% equity ownership position, and representatives of the Libyan National Oil Corporation (the "NOC") and the General People's Committee (the "GPC") of Libya in relation to obtaining NOC consent to a change of control of Verenex.

Background

These discussions are the result of the acquisition agreement between Verenex and CNPC International Ltd. ("CNPCI") dated February 24, 2009 (the "CNPCI Agreement") under which CNPCI agreed to make an offer to purchase all of the outstanding Verenex Shares, on a fully-diluted basis, at a price of Cdn$10 per share. As previously disclosed, mailing of the offer is contingent on the NOC providing written consent.

NOC consent to a change of control of Verenex is required under the terms of an Exploration and Production Sharing Agreement (the "EPSA") entered into by a wholly-owned subsidiary of Verenex, its joint venture partner and the NOC; however, under the terms of the EPSA, such consent cannot be unreasonably withheld.

In discussions prior to the execution of the CNPCI Agreement, the NOC had indicated to Verenex that an approval bonus would be required to be paid to the NOC to obtain its consent to any sale transaction. Based on indications from the NOC, Verenex estimated this amount to be approximately Cdn$46.7 million, and the CNPCI Agreement was negotiated on this basis. The NOC had also indicated that, in consideration of the payment of such an approval bonus, it would expedite its approval process so as to occur within a three to four week period from the time its formal consent was requested.

Since the execution of the CNPCI Agreement on February 24, 2009, Verenex has actively sought the NOC's consent to the transaction. However, to date the NOC has continually failed or refused to provide such consent. The Chairman of the NOC has repeatedly stated publicly (most recently on May 22, 2009) that the NOC intends to exercise a pre-emptive right to acquire Verenex on the same terms and conditions as offered under the CNPCI Agreement. In a letter to Verenex dated May 24, 2009, the Chairman of the NOC advised that the GPC was still reviewing the exercise of a pre-emptive right by the NOC and that Verenex would be informed by the NOC of the GPC's decision on the matter in due course.

On behalf of Verenex, the Government of Canada has expressed its concerns to the Government of Libya respecting the actions, and lack of action, by the NOC.

In light of the continuing efforts by Verenex to actively seek the NOC's consent to the CNPCI offer, Verenex has sent a letter to CNPCI extending the outside date under the CNPCI Agreement to August 24, 2009.

Recent Developments

On June 11, 2009, Verenex received a letter from the General Manager of the NOC, the meaning of which was clarified by a subsequent letter on June 16, 2009 in response to strong concerns expressed by Verenex. Collectively, the two letters advise that legal authorities in Libya are investigating allegations that Verenex was improperly pre-qualified to bid in the EPSA IV first bid round in January 2005, under which Verenex acquired its rights to Area 47 in Libya. The letters further state that the ongoing investigation does not affect the rights and obligations of Verenex, and likewise does not affect the plans of the NOC related thereto, and the GPC has not provided its final decision on the NOC's intention to exercise a pre-emptive right.

Verenex considers these allegations to be without merit and vigorously denies them. No specific improprieties or details of the allegations have been provided to Verenex. Vermilion and Verenex observe that the allegations are being made more than four years after the award of exploration rights in Area 47 under a transparent bid process and coincident with a request for consent for the sale of Verenex.

Verenex is continuing to engage in discussions in good faith with both the NOC and GPC to secure consent for the offer by CNPCI. In contrast to the publicly stated position of the NOC, it is now clear that the GPC is seeking either a reduced purchase price or an increased approval bonus. At the same time, Verenex is considering and evaluating all of its options in light of these recent events, including legal remedies available to Verenex under the EPSA contract such as arbitration.

Investors are cautioned that there can be no assurance that consent to the offer by CNPCI will be received soon from Libyan authorities, or that a sale transaction will be concluded on the terms contemplated or at all.

Verenex is reassessing its operations and expenditures in light of these continuing delays in completing a sale transaction. Verenex currently has sufficient cash reserves to fund anticipated programs over the next few months.

Verenex has advised Vermilion that it is reassessing its operations and expenditures in light of these continuing delays in completing a sale transaction. Vermilion understands that Verenex currently has sufficient cash reserves to fund anticipated programs over the next few months.

An annual and special meeting of the shareholders of Verenex has been called. Verenex had expected the sale to CNPCI to be completed before a meeting was required in 2009; however, with the delays experienced in receiving the NOC's consent to the CNPCI offer, Verenex is proceeding with a meeting on August 10, 2009.

This announcement coincides with the release on SEDAR of a material change report which was previously filed on a confidential basis with securities regulators.

Forward-Looking Information and Statements

This press release contains forward-looking statements respecting the cash reserves of Verenex. These statements are based on current expectations and are subject to a number of risks and uncertainties that could materially affect the results. These risks include, but are not limited to: risks associated with obtaining regulatory approvals; the uncertainty associated with negotiating with governments; the risks and uncertainties associated with Verenex seeking legal remedies available under the EPSA contract such as arbitration, and the risk associated with international activity. Due to the risks, uncertainties and assumptions inherent in forward-looking statements, prospective investors in the Trust's securities should not place undue reliance on these forward-looking statements.

CONTACT:
Vermilion Energy Trust
Lorenzo Donadeo, President & CEO
Paul Beique, Vice President Capital Markets
2800, 400 – 4th Avenue S.W., Calgary, Alberta T2P 0J4
TEL (403) 269-4884
investor_relations@vermilionenergy.com
www.vermilionenergy.com
or
MEDIA Enquiries
Ken Hillier, Chief Financial Officer
Verenex Energy Inc.
Telephone (403) 536-8005